Exhibit 99.1

22 April 2010	James Hardie Industries SE ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited Dutch Registration Number: 34106455

The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Atrium 8th Floor Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands

Telephone: 31-20-301 2980 Fax: 31-20-404 2544
Dear Sir
Final Explanatory Memorandum for Stage 2 of the Proposal to change domicile as filed with the SEC
Further to the ASX announcement made on Thursday, 18 March 2010, please find attached the final Explanatory Memorandum for Stage 2 of the Proposal to change domicile (the Proposal), which was submitted to the US Securities and Exchange Commission (SEC) Wednesday, 21 April 2010 (US time) with a filing date of Thursday, 22 April 2010.
The Explanatory Memorandum includes a notice of meetings for an Extraordinary Information Meeting to be held at 9:00 am (AEST) on Friday, 28 May 2010, in Sydney, and an Extraordinary General Meeting to be held at 11:00 am (CET) on Wednesday, 2 June 2010 in The Netherlands.
The Explanatory Memorandum and meeting materials will be mailed to James Hardie CUFS holders in Australia by Friday, 30 April 2010.
Copies of the Form F-4 registration statement, including the Explanatory Memorandum, and other documents incorporated by reference into the Explanatory Memorandum can be accessed from the website of the SEC at the URL (or uniform resource locator) http://www.sec.gov or by requesting them from us by calling the Information Helpline in Australia at 1800 675 021 (between 8:00 am and 5:00 pm (AEST)) or elsewhere in the world at +1-949-367-4900 (between 8:00 am and 5:00 pm (Central Time)) or in writing by regular and electronic mail to:
James Hardie Industries SE
Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
Attention: Company Secretary
Email: infoline@jameshardie.com
Yours faithfully

Robert E Cox
General Counsel and Company Secretary